EXHIBIT 3.1

Date filed: 06/19/2007
Karen C Handel
Secretary of State

ARTICLES OF AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION, AS AMENDED,
OF PLANETLINK COMMUNICATIONS, INC.

PlanetLink Communications, Inc., a Georgia corporation, hereby adopts the following Articles of Amendment:

1. The name of the corporation is PlanetLink Communications, Inc.

2. The Articles of Incorporation of the corporation were filed on or about May 27, 1999. The Amended and Restated Articles of Incorporation were filed on January 11, 2006 (the "Amended and Restated Articles"). Articles of Amendment to the Amended and Restated Articles of Incorporation were filed on August 22, 2006 and March 14, 2007.

3. Article 9 of the Amended and Restated Articles is hereby further amended as follows:

9. The Board of Directors is authorized, without further approval of the stockholders, to take all steps necessary to effect a reverse split of the common stock of the corporation on the basis of a ratio of one post-split share for every one hundred fifty pre-split shares of common stock.  No fractional shares shall be issued in connection with the foregoing stock split, and each fractional share resulting from the foregoing stock split will be rounded up to the nearest whole share.

4.  The amendment herein provided for was duly recommended by the Board of Directors of the corporation to the stockholders of the corporation on December 5, 2006.

5. The amendment herein provided for was duly approved by the stockholders of the corporation on March 5, 2007 in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.

IN WITNESS WHEREOF, PlanetLink Communications, Inc. has caused there Articles of Amendment to be executed by its duly authorized officer on this 14th day of June, 2007.

PLANETLINK COMMUNICATIONS, INC.

 /s/ M. Dewey Bain
By: M. Dewey Bain, President, Chief Executive Officer and Director